Exhibit 99.1

Corporacion America Italia S.p.A.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

CORPORACION AMERICA ITALIA PURCHASES ADDITIONAL 6.58% STAKE IN TOSCANA AEROPORTI

Milan, 25 June 2018 – Corporacion America Italia S.p.A. (“CAI”) entered into a share purchase agreement with Fondazione Cassa di Risparmio di Firenze (the “Agreement”) to purchase an additional stake in Toscana Aeroporti S.p.A (“Toscana Aeroporti”). Pursuant to the Agreement, on the date hereof, CAI acquired additional 1,225,275 shares of Toscana Aeroporti (the “Acquisition”), representing approximately 6.58% of Toscana Aeroporti’s share capital.

As a result of the Acquisition, CAI now holds 11,592,159 shares of Toscana Aeroporti, representing approximately 62.28% of Toscana Aeroporti’s share capital (up from approximately 55.70% prior to the Acquisition).

Pursuant to the Agreement, CAI agreed to pay Fondazione Cassa di Risparmio di Firenze (i) a purchase price of €16.50 per share, equal to a total consideration of €20.2 million and (ii) an earn-out consideration up to €3.4 million in aggregate, should certain conditions be met over a two-year period starting from the completion of the Acquisition.

Toscana Aeroporti is the company that holds the concessions of the airports of Pisa and Florence and whose shares are listed on the regulated market MTA of Borsa Italiana S.p.A.

Contact information

Ing. Roberto Naldi

Chairman of the Board of Directors

info@corporacionamericaitalia.com

+39 02 2552 761

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by Corporacion America Italia S.p.A. of the Notes nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Notes may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. Corporacion America Italia S.p.A. takes no responsibility for any violation of any such restrictions by any person.

This press release is not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of 4 November, 2003 (the “Prospectus Directive”), as amended and supplemented from time to time, including by Directive 2010/73/EU and any relevant implementing measures in any member State of the European Economic Area (the “Member States”).

P.le Martesana 10 - 20128 Milano - Capitale Sociale 85.000.000 euro i.v. -

C.F. e P.I. : 08555440968 – REA : MI 2033297 – Fax: +39 0362 1631219 –

info@corporacionamericaitalia.com

corporacionamericaitalia@postacertificata.com

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Corporacion America Italia S.p.A.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the “FSMA”). This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Financial Promotion Order”); and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as “Relevant Persons”). Any Notes will only be available to, and any invitation, offer, agreement to subscribe, purchase or otherwise acquire such Notes, or inducement to engage in any investment activity included within this press release is available only to, Relevant Persons and will be engaged in only with Relevant Persons. Anyone other than a Relevant Person must not act or rely on this press release or any of its contents.

The distribution of this press release, directly or indirectly, in or into the United States, Canada, Australia or Japan is prohibited. This press release (and the information contained herein) does not contain or constitute an offer of securities for sale, or solicitation of an offer to purchase securities, in the United States, Canada, Australia or Japan or any other jurisdiction where such an offer or solicitation would require the approval of local authorities or otherwise be unlawful (the “Other Countries”). The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to the corresponding regulations in force in the Other Countries and may not be offered or sold in the United States unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. Corporacion America Italia S.p.A. does not intend to register any portion of the offering of the securities in the United States or to conduct a public offering of the securities in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Corporacion America Italia S.p.A. and will contain detailed information.

P.le Martesana 10 - 20128 Milano - Capitale Sociale 85.000.000 euro i.v. -

C.F. e P.I. : 08555440968 – REA : MI 2033297 – Fax: +39 0362 1631219 –

info@corporacionamericaitalia.com

corporacionamericaitalia@postacertificata.com

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